                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (AMENDMENT NO. ___)

                      GLOBAL LIGHT TELECOMMUNICATIONS, INC.
                      -------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                     --------------------------------------
                         (Title of Class of Securities)

                                    37934X100
                                    ---------
                                 (CUSIP Number)

                              Leonard Chazen, Esq.
                               Covington & Burling
                           1330 Avenue of the Americas
                            New York, New York 10019
                                 (212) 841-1000
                                 --------------

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                January 28, 2002
                                ----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                       (Continued on the following pages)

 ---------------------------                       -------------------------
  CUSIP No. 37934X100                                 Page 2 of 13 Pages
 ---------------------------                       -------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Steve A. Van Dyke
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS

 4    PF,O
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                       [_]

 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            202,100
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             4,411,500
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             202,100
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          4,411,500
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY
      EACH REPORTING PERSON
11
      4,613,600
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES                                       [_]
12

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      14.9
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN
------------------------------------------------------------------------------

 ---------------------------                       -------------------------
  CUSIP No. 37934X100                                 Page 3 of 13 Pages
 ---------------------------                       -------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Douglas P. Teitelbaum
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS

 4    O
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                       [_]

 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             4,411,500
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          4,411,500
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY
      EACH REPORTING PERSON
11
      4,411,500
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES                                       [_]
12

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      14.2%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN
------------------------------------------------------------------------------

 ---------------------------                       -------------------------
  CUSIP No. 37934X100                                 Page 4 of 13 Pages
 ---------------------------                       -------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      John D. Stout
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS

 4    PF,O
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                       [_]

 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            31,300
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             4,411,500
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             31,300
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          4,411,500
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY
      EACH REPORTING PERSON
11
      4,442,800
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES                                       [_]
12

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      14.3%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN
------------------------------------------------------------------------------

 ---------------------------                       -------------------------
  CUSIP No. 37934X100                                 Page 5 of 13 Pages
 ---------------------------                       -------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Bay Harbour Management L.C.
      59-2924229
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS

 4    O
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                       [_]

 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Florida
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             4,411,500
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          4,411,500
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY
      EACH REPORTING PERSON
11
      4,411,500
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES                                       [_]
12

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      14.2%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO
------------------------------------------------------------------------------

---------------------------                       -------------------------
  CUSIP No. 37934X100                                 Page 6 of 13 Pages
---------------------------                       -------------------------

           This Schedule 13D (the "Schedule 13D") is filed on February 7, 2002 (the "Filing Date") with the U.S. Securities and Exchange Commission (the "SEC") by Steven A. Van Dyke, Douglas P. Teitelbaum, John D. Stout and Bay Harbour Management L.C. (together the "Reporting Persons"). The Reporting Persons previously filed to report beneficial ownership of Global Light Telecommunications, Inc. on Schedule 13G in accordance with Rule 13d-1(b).

Item 1. Security and Issuer

           This Schedule 13D is filed with respect to the common stock of Global Light Telecommunications, Inc. $.01 par value (the "Common Stock"). The principal offices of Global Light Telecommunications, Inc. ("GBT" or the "Company") are located at 999 West Hastings Street, Suite 530, Vancouver, British Columbia V6C 2W2, Canada.

Item 2. Identity and Background

           Bay Harbour Management, L.C. ("Bay Harbour") is a Florida limited company and a registered investment adviser under the Investment Advisers Act of 1940, as amended. The executive officers, directors and stockholders of Bay Harbour are as follows:

Name                           Business Address          Occupation        Place of Employment        Citizenship

Steven A. Van Dyke             885 Third Avenue          investment        Bay Harbour                U.S.
                               34/th/ Floor              management        Management, L.C.
                               New York, New York
                               10022

Douglas P. Teitelbaum          885 Third Avenue          investment        Bay Harbour                U.S.
                               34/th/ Floor              management        Management, L.C.
                               New York, New York
                               10022

John D. Stout                  885 Third Avenue          investment        Bay Harbour                U.S.
                               34/th/ Floor              management        Management, L.C.
                               New York, New York
                               10022

The principal business address of each Reporting Person is 885 Third Avenue, 34th Floor, New York, New York 10022.

           No Reporting Person has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

           The source of funds used by Bay Harbour to purchase the Common Stock were the following investment accounts managed on a discretionary basis by Bay
Harbour: Bay Harbour Partners Ltd, Bay Harbour 90-1 Ltd, Bay Harbour 98-1 Ltd., Trophy Hunter Investments Ltd., Dominion Resources Inc. Retirement Plan, Paribas Liquid Hedge Fund, Zurich Master Hedge Fund, Greyhound Lines, Inc. Amalgamated Transit Union National Local 1700 Retirement and Disability Trust and HFR DS Strategic Master Fund. The amount of funds used to make these purchases was $34,570,221. The source of funds used by Steven A. Van

---------------------------                       -------------------------
  CUSIP No. 37934X100                                 Page 7 of 13 Pages
---------------------------                       -------------------------

Dyke and John P. Stout to purchase the Common Stock were personal funds. The amount of funds used to make these purchases was $1,460,342.

Item 4. Purpose of Transaction.

           The Reporting Persons acquired the Common Stock because they considered the Common Stock to be an attractive investment opportunity. The Reporting Persons have become concerned about the shareholder dilution that has resulted from the Company's issuance of stock options with exercise prices reflecting the depressed market price of the Common Stock, as well as the additional dilution that would result if the Company issued Common Stock at such prices to raise cash or for other purposes. Accordingly, the Reporting Persons recently commenced a review of their position with respect to the Company and, as a result of this review, sent the letter described below to the Company's Chairman and Chief Executive Officer and decided to seek board representation.

           On January 28, 2002, Mr. Steven Van Dyke, Managing Principal and Founder of Bay Harbour, wrote a letter to Mr. Gordon Blankstein, Chairman and Chief Executive Officer of the Company, in which Bay Harbour, as the Company's largest shareholder, expressed concern about the shareholder dilution that could result from the Company's issuance of equity securities in the current market. A copy of that letter is attached hereto as Exhibit 2. In the letter Mr. Van Dyke stated that if the Company were to seek to raise cash through a private placement of equity securities, there would be a "danger of excessively diluting the Company's existing stockholders unless you fully canvassed the market before committing the Company to a transaction." Mr. Van Dyke indicated his belief that the Company's existing institutional shareholders were potential purchasers of its securities and stated that "Bay Harbour itself would have an interest, subject to due diligence, in purchasing equity securities of Global Light in a private placement."

           Mr. Van Dyke also stated in the letter that he "would like to discuss this matter with you as soon as possible." Mr. Blankstein telephoned Mr. Van Dyke on February 4, 2002; and during the course of their telephone conversation Mr. Van Dyke stated that he believed the time had come for Bay Harbour to be represented on the Company's Board. Mr. Blankstein has not indicated to Mr. Van Dyke whether the management or the Board of Directors will support Bay Harbour's request for representation on the Board of Directors, and the Reporting Persons have not decided what course of action they will take if management and the Board of Directors fail to support such request.

        Other than as described above, Bay Harbour has no present plans or proposals which relate to or would result in:

(i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(ii) the sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(iii) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

---------------------------                       -------------------------
  CUSIP No. 37934X100                                 Page 8 of 13 Pages
---------------------------                       -------------------------

(iv) any material change in the present capitalization or dividend policy of the Company;

(v) any other material change in the Company's business or corporate structure;

(vi) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(vii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(viii) a class of equity security of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(ix)   any action similar to any of those enumerated above.

     Bay Harbour is continuing its review of its position regarding the Company and its policies and, as a result of that review, may in the future decide upon a course of action that would result in one or more of the foregoing events, including, but not limited to, seeking board representation.

Item 5. Interest in Securities of the Issuer.

(a) As of the Filing Date, (i) Steven A. Van Dyke beneficially owns 4,613,600 shares of the Common Stock, which represent approximately 14.9% of the Common Stock outstanding, (ii) Douglas P. Teitelbaum beneficially owns 4,411,500 shares of the Common Stock, which represent approximately 14.2% of the Common Stock outstanding, (iii) John D. Stout beneficially owns 4,442,800 shares of the Common Stock, which represent approximately 14.3% of the Common Stock outstanding and (iv) Bay Harbour beneficially owns 4,411,500 shares of the Common Stock, which represent approximately 14.2% of the Common Stock outstanding. For purposes of disclosing the number of shares beneficially owned by each of the Reporting Persons, Van Dyke, Teitelbaum and Stout are deemed to beneficially own all shares of the Common Stock that are beneficially owned by Bay Harbour.

(b) Each Reporting Person has (i) the shared power to vote or direct the vote of the 4,411,500 shares of Common Stock held by Bay Harbour; and (ii) the shared power to dispose of or to direct the disposition of such 4,411,500 shares of the Common Stock. Steven A. Van Dyke has (i) the sole power to vote or direct the vote of 202,100 shares of the Common Stock; and (ii) the sole power to dispose of or to direct the disposition of such 202,100 shares of the Common Stock. John
D. Stout has (i) the sole power to vote or direct the vote of 31,300 shares of the Common Stock; and (ii) the sole power to dispose of or to direct the disposition of such 31,300 shares of the Common Stock.

(c) The following table sets forth transactions with respect to the Common Stock during the 60 days prior to the filing of the Schedule 13D by the Reporting Persons. Set forth below are the transaction date, price per share and number of shares traded. The transactions set forth below were purchases.

---------------------------                       -------------------------
  CUSIP No. 37934X100                                 Page 9 of 13 Pages
---------------------------                       -------------------------

Steven A. Van Dyke

         NO. OF SHARES       DATE                         PRICE PER SHARE
         -------------       ----                         ---------------

         50,000              12/20/01                     $ 1.18
         25,000              12/20/01                     $ 1.65

(d) The 4,411,500 shares of the Common Stock held by Bay Harbour reported in this Statement are beneficially owned by Van Dyke, Teitelbaum, Stout and Bay Harbour for the benefit of certain investment partnerships and managed accounts over which Van Dyke, Teitelbaum, Stout and Bay Harbour control the power to (i) direct the voting of such shares of the Common Stock and (ii) dispose of such shares of the Common Stock. The limited partners of the investment partnerships and the investors in the managed accounts for which Bay Harbour acts as an investment adviser have the right to participate in the receipt of dividends from, or proceeds from the sale of, securities held by their funds or accounts, as the case may be. No such fund, single limited partner of any of such funds nor any investor in a managed account has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, shares of the Common Stock reported in this Schedule 13D representing more than five percent of the outstanding Common Stock.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

           Except as described in Item 4 above, there are no contracts, arrangements, understandings, or relationships between the Reporting Persons, on the one hand, and any persons, on the other hand, with respect to any securities of the Company.

Item 7. Material to be filed as Exhibits.

           1. Joint Filing Agreement, dated February 7, 2002.

           2. Letter from Steven A. Van Dyke to Gordon Blankstein, dated January 28, 2002.

---------------------------                       -------------------------
  CUSIP No. 37934X100                                 Page 10 of 13 Pages
---------------------------                       -------------------------

                                    SIGNATURE

           After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2002


                                        By: /s/ Steven A. Van Dyke
                                            ----------------------
                                            Steven A. Van Dyke

                                        By: /s/ Douglas P. Teitelbaum
                                            -------------------------
                                            Douglas P. Teitelbaum

                                        By: /s/ John D. Stout
                                            -----------------
                                            John D. Stout




                                        BAY HARBOUR MANAGEMENT L.C.




                                        By: /s/ Steven A. Van Dyke
                                            ----------------------
                                            Steven A. Van Dyke
                                            President

---------------------                                      ---------------------
CUSIP No 37934X100                                           Page 11 of 13 Pages
---------------------                                      ---------------------

                                  Exhibit Index

1.  Joint Filing Agreement, dated February 7, 2002.

2.  Letter from Steven A. Van Dyke to Gordon Blankstein, dated January 28, 2002.